Exhibit 99.1

TMX, NYSE – HBM
2013 No. 23

25 York Street, Suite 800 Toronto, Ontario Canada M5J2V5 tel 416 362-8181 fax 416 362-7844 hudbayminerals.com

Hudbay Announces Additional US$135 Million Constancia Precious Metals Stream with Silver Wheaton

Toronto, Ontario, November 4, 2013 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced it has entered into an amended and restated precious metals stream agreement with Silver Wheaton Corp. (TSX, NYSE: SLW) (“Silver Wheaton”) pursuant to which the company will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project.

In addition to the deposit payment for gold, Hudbay will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. Hudbay is entitled to this US$135 million deposit amount once Hudbay has incurred and paid US$1.35 billion in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

“This stream transaction provides us with additional, non-dilutive capital as we continue development of the Constancia and Lalor projects,” said David Garofalo, president and chief executive officer. “Silver Wheaton’s participation in this second precious metals stream at Constancia speaks to the significant progress our team has made at the project and we value them as a strategic partner.”

In August 2012, Hudbay entered into the initial precious metals stream transaction with Silver Wheaton providing for upfront deposit payments of US$750 million in respect of (i) 100% of payable gold and silver from Hudbay’s 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, following which the obligation to deliver gold will be reduced to 50% of payable gold, and (ii) 100% of payable silver from Constancia. Hudbay has received an aggregate of US$625 million of the deposit payments under the initial precious metals stream transaction and the remaining US$125 million payment for silver production at Constancia will become payable once the company has incurred and paid US$1 billion in capital expenditures at the project.

Hudbay’s financial advisors in the precious metals stream transaction were CIBC World Markets Inc. and Scotiabank.

Hudbay also announced it has closed the previously announced equipment financing facility with Caterpillar Financial Services Corporation (“Cat Financial”), pursuant to which Cat Financial will provide Hudbay with financing to purchase approximately US$130 million of the mobile fleet at Constancia. Hudbay expects to draw down on the facility in stages, beginning in the fourth quarter of 2013, as the equipment is delivered to site and assembled for use in accordance with the project schedule. Loans made pursuant to the facility will have a term of six years and are secured by the Constancia mobile fleet.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, Hudbay’s objectives, strategies, and intentions and future financial and operating performance and prospects, including the company’s expectation that it will receive the remaining deposit payments under its precious metals stream transaction with Silver Wheaton and funding under its equipment financing transaction with Cat Financial.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of its business strategy, including the availability of financing for its Constancia project; the ability to complete the Constancia project on time and on budget and other events that may affect its ability to develop its Constancia project; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond its control), risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect its ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, its ability to comply with its pension and other post-retirement obligations, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent annual information form dated March 27, 2013. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com